

Amr Maraie · 3rd

Greater Calgary Metropolitan Area · 500+ connections ·

Contact info

 **Qiddiya Investment Company |** دية للاستثمار

 **Heriot-Watt Universi**

Experience



Director, Project Controls - Real Estate & Hotels Portfolio

Qiddiya Investment Company | شركة القدية للاستثمار

Oct 2019 – Present · 1 yr 4 mos

Significantly participating in a multi-billion mixed use development program, leading project controls for USD 400M portfolio of upper scale Hotels including 1400 Keys.

 **DISCOVER | Qiddiya**



Co-Founder and Member of BOD - Project & Portfolio Management

SUKAD Corp

Jun 2019 – Present · 1 yr 8 mos

This is unpaid side job; As one of the shareholders, we have been working on an ambitious startup initiative to develop an online cloud based project & portfolio management tool (Uruk PPM) which offers a seamless and versatile project and portfolio management solution for small, medium and large organizations who create values from their projects. Watch ...**see mor**

 **Video Pitch.pptx**

 **SUKAD Business Profile_Full.pdf**



Project Management Consultant - Hotels & Real Estate

Dur Hospitality

Apr 2019 – Oct 2019 · 7 mos

6 month freelance task order to work in close collaboration with Senior Management and PM's to provide project management consultancy for projects in the hospitality and real estate sector.

...see mor


| Hotels |



Project Commercial Manager at DQ Marriott Hotel Project

Hill International, Inc.

Jun 2017 – Feb 2019 · 1 yr 9 mos

Managed from client side "DUR Hospitality" the construction commercial activities of 5 star Marriott Hotel & Apartments. (220 Keys) and hotel amenities. The project achieved LEED GOLD rating for sustainability.

Project Management Consultant

FEKRY Project Management Ltd.

Mar 2016 – May 2017 · 1 yr 3 mos

Calgary AB

Freelance project management practitioner providing design, construction and project management consultancy to clients looking for design & build solutions and project management. Our Clients; Hill International, DUR Hospitality Co. in Riyadh, Autopro Consultant Siemens Ltd. Real Estate Sector and Home Builders in Calgary
...see mor

Show 5 more experiences ⌄

Education



Heriot-Watt University
Master's degree, Construction Project Management, UK

Bachelor of Architecture, Accredited by IQAS Canada

Licenses & certifications

PMOC - Project Management Office Certified
ALLPMO Network Inc

PMP - Project Management Professional
Project Management Institute



